

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2011

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
405 Park Avenue
New York, NY 10022

> **Re:** **American Realty Capital Properties, Inc.**
> **Amendment No. 2 to Form S-11**
> **Filed May 2, 2011**
> **File No. 333-172205**

Dear Mr. Schorsch:

We have reviewed Amendment No. 2 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 of our letter dated April 14, 2011. We did not receive the supporting materials. We will continue to monitor for your response to this comment.

2. We note your disclosure that MFFO provides useful supplemental information that is comparable with other companies that do not currently engage in acquisition activities. Please provide more detailed disclosure on why a comparison to companies that do not currently engage in acquisition activities is useful to investors given that a key aspect of your business strategy is to acquire assets. If you believe that MFFO may be useful for an investor assessing the sustainability of current operating performance in the future, after the acquisition and offering stage, please provide more detailed disclosure on the limits of this usefulness. To the extent you include disclosure on the usefulness of the

measure to management, please clearly separate this discussion from the discussion of the usefulness to investors. In addition, we note your disclosure that exclusion of impairments is appropriate because this more appropriately presents the operating performance of your real estate investments on a comparative basis. Please also revise your disclosure to expand the limitations of excluding impairments, including that impairments indicate that the property's operating performance has been permanently affected.

3.   We refer to the call option you have granted Ladenburg Thalmann & Co., Inc. Please note that our review of this feature is still pending. We may have further comments.

Cover Page

4.   We note your response to comment 4 of our letter dated April 14, 2011. In response to our comment, you removed all references to Realty Capital Securities as your dealer manager. Please note that Realty Capital Securities should be identified on the cover as one of your dealer managers. However, it should not be identified at the bottom of the cover page because this is not a firm commitment underwritten offering. Please revise your disclosure on the cover accordingly.

Prospectus Summary, page 1

Our Manager and ARC, page 3

5.   We note your response to comment 8 of our letter dated April 14, 2011. Please revise your disclosure to disclose any adverse experiences of your sponsor and its affiliates, including experience prior to 2007.

Dilution, page 64

6.   We note your revisions to your dilution table. We are unable to determine how you arrived at 'Tangible net book value per share as of December 31, 2010, before the formation transactions and the offering' or 'Increase in pro forma tangible net book value per share attributable to the offering' for the maximum offering column. Please advise or revise.

Distribution Policy, page 67

7.   We note that your estimated cash available for distribution is not sufficient to cover your proposed dividend. Please add a risk factor to address this shortfall in the summary and risk factor sections of the prospectus. Additionally, please provide disclosure regarding the amount of the shortfall if your dealer-manager exercises the call option.

8.   We note your response to comment 21 of our letter dated April 14, 2011. We reissue our comment. Please explain and quantify how you arrived at the estimates you have added back that are explained in footnotes 1 and 2 to the table.

RBS Citizens, N.A. and Citizens Bank of Pennsylvania, page F-49

9.   We note your response to our prior comment 30 and your revision to your filing beginning on page F-49. Please revise your filing to provide equity statements, cash flow statements and financial statement footnotes for RBS Citizens, N.A. and Citizens Bank of Pennsylvania.

Exhibits

10.   We note your response to comment 44 of our letter dated April 14, 2011. We will continue to monitor for your response to this comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital Properties, Inc.
May 23, 2011
Page 4

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Peter M. Fass, Esq. (*via facsimile*)